LONDON STOCK EXCHANGE
An LSEG Business

NS Notice of AGM

NOTICE OF AGM

UNILEVER FINANCE NETHERLANDS B.V.

Released 15:00:40 18 March 2024

RNS Number : 2901H
Unilever NV
18 March 2024

18 March 2024

Publication of 2024 Notice of Annual General Meeting

Unilever PLC ("**Unilever**") announces that its 2024 Annual General Meeting ("**AGM**") will be held on Wednesday, 1 May 2024, 11.30am at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG.

In connection with the AGM, the following documents have been posted or made available to the shareholders today:

- 2024 Chair's letter and Notice of AGM ("**AGM Notice**")
- Proxy forms for the 2024 AGM

The 2024 AGM Notice has also been published on the Company's website at: **www.unilever.com/agm**

In compliance with Listing Rule 9.6.1, a copy of the 2024 AGM Notice, a copy of the proposed new articles of association of Unilever, and a copy of the existing articles of association of Unilever marked to show the changes being proposed in Resolution 22 of the 2024 AGM Notice will in due course be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy.

END

NOAZVLFFZXLEBBK

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2024 London Stock Exchange plc. All rights reserved.